NO ACT

PE
1-20-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINAN



11005742

February 16, 2011

Suzanne Hulst Clawson
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889
Columbia, SC 29211-1889

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: CNB Corporation
Incoming letter dated January 20, 2011

Dear Ms. Clawson:

This is in response to your letter dated January 20, 2011 concerning the shareholder proposal submitted to CNB by H. Buck Cutts. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: H. Buck Cutts

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CNB Corporation
Incoming letter dated January 20, 2011

The proposal relates to simple majority voting.

To the extent the proposal involves a rule 14a-8 issue, there appears to be some basis for your view that CNB may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received CNB's request under rule 14-8(f). Accordingly, we will not recommend enforcement action to the Commission if CNB omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CNB relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COLUMBIA | CHARLESTON FLORENCE GREENVILLE

Haynsworth Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
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WEBSITE www.hsblawfirm.com

SUZANNE HULST CLAWSON
DIRECT DIAL NUMBER (803) 540-7819
EMAIL sclawson@hsblawfirm.com

January 20, 2011

By email to shareholderproposals@sec.gov

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CNB Corporation 2011 Annual Meeting
Shareholder Proposal of H. Buck Cutts

Ladies and Gentlemen:

We are counsel to, and are submitting this letter on behalf of, CNB Corporation, a South Carolina corporation ("CNB"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. CNB has received a possible shareholder proposal and supporting statement (the "Proposal") from H. Buck Cutts (the "Proponent") for inclusion in the proxy materials to be distributed by CNB in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). The Proposal is the penultimate paragraph of a letter from the Proponent to Jennings Duncan, CNB's chief executive officer, dated December 8, 2010. A copy of the letter containing the Proposal is attached as Exhibit A. For the reasons stated below, CNB respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against CNB, if CNB omits the Proposal in its entirety from the 2011 proxy materials.

CNB intends to file the definitive proxy statement for its 2011 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of CNB's intention to omit the Proposal from CNB's 2011 proxy materials.

Procedural Basis for Exclusion

CNB believes that the Proposal may properly be omitted from its 2011 proxy materials pursuant to Rule 14a-8(f) because the Proponent failed to meet the eligibility requirements of Rule 14a-8(b)(2). Rule 14a-8(b)(2) requires the shareholder to provide a written statement that he or she intends to continue to hold the securities through the date of the annual meeting of shareholders.

The Proposal was hand-delivered to CNB on December 10, 2010. The submission did not include the written statement required by Rule 14a-8(b)(2). In accordance with Rule 14a-8(f)(1), on December 22, 2010, CNB sent a letter to the Proponent via Federal Express (the "Deficiency Notice"), requesting that the Proponent provide a written statement that he intends to continue holding the shares through the date of the 2011 annual meeting. The Deficiency Notice enclosed a copy of Rule 14a-8 and advised the Proponent that the requested document must be postmarked or transmitted electronically to CNB no later than 14 days from the day he received such letter. CNB received confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent on December 22, 2010. A copy of the Deficiency Notice, together with the delivery confirmation, is attached as Exhibit B. As of the date hereof, CNB has not received any response from the Proponent.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010); *Frontier Communications Corporation* (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). In addition, in Section G.4 of Staff Legal Bulletin 14, the Staff noted:

> "Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice."

CNB believes that the Proposal may be properly omitted from its 2011 proxy materials under Rule 14a-8(f) because the Proponent failed to provide, within 14 days of receipt of CNB's written Deficiency Notice, a written statement of his intention to continue holding his shares until the 2011 annual meeting of shareholders. CNB respectfully requests that the Staff not recommend enforcement action against CNB if CNB omits the Proposal in its entirety from the 2011 proxy materials.

Substantive Bases for Exclusion

The Possible Proposal

The possible Proposal is as follows:

> Pursuant to the instructions contained in the last Notice of Annual Meeting, I respectfully request that a proposal to change the corporate by-laws be submitted to the shareholders at the 2011 annual meeting to change the percentage vote required to accept an offer of stock or asset buy-out by another bank, or investor to a simple majority vote, rather than the super majority requirement of 80% of stockholders. This change would reflect good corporate governance, in that minority shareholders would have corporate buy-out as an option. The super majority requirement makes such an option virtually impossible. and represents a patently oppressive rule of government. Such a rule also represents a breach of fiduciary duty of board members to stockholders.

We have characterized the Proposal as a "possible" proposal because it is not clear whether the Proponent wants the paragraph above submitted to the shareholders, or wants the board of directors to take the appropriate action to submit a proposed amendment to the CNB *articles of incorporation* (the super majority voting requirement is in the articles of incorporation not, as the Proposal indicates, in the bylaws) to the shareholders for approval. The Deficiency Notice also pointed out this uncertainty to the Proponent and requested that he advise CNB as to whether the Proposal was intended to be a Rule 14a-8 proposal or merely a request to the board of directors. CNB has not received any response to the request.

Assuming that a Rule 14a-8 proposal is intended by the Proponent. we respectfully request that the Staff concur with our view that the Proposal may properly be excluded from the 2011 proxy materials pursuant to (a) Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under South Carolina law; and (b) Rule 14a-8(i)(3) because the Proposal is so impermissibly vague and indefinite as to be materially misleading.

Rule 14a-8(i)(1)

The Proposal may properly be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareholder proposal if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is not stated in precatory language that requests or recommends action. Rather, the Proposal seeks to have the shareholders, acting without the approval of the Board of Directors, change the required shareholder vote to approve certain change-of-control transactions.

As noted above, CNB's supermajority voting requirement is in CNB's articles of incorporation. Under the South Carolina Business Corporation Act of 1988, except for a few types of minor amendments, which would not include changing a minimum shareholder vote requirement, the process for amending a public corporation's articles of incorporation requires that the Board of Directors propose the amendments for submission to the shareholders, and that the shareholders then approve them. See S.C. Code Ann. Section 33-10-103. For a public corporation such as CNB, there is no provision for direct amendment of the articles of incorporation by the shareholders.

The note to Rule 14a-8(i)(1) indicates that a proposal such as the Proposal could be recast as a precatory proposal and the Commission would then assume that the proposal was proper. The issue of the illegality of the Proposal was raised with the Proponent in the Deficiency Notice, as was the possibility of curing the problem by recasting the proposal as a request, and the Proponent was advised that, without a revision to the Proposal, CNB would seek to exclude it from its 2011 proxy materials. CNB has not received any such revision or other response.

This letter also serves as confirmation for purposes of Rules 14a-8(i)(1) and 14a-8(j)(2)(iii) that, as a member in good standing admitted to practice before courts in the State of South Carolina, I am of the opinion that the subject matter of the Proposal is not a proper subject for action by CNB's shareholders under the laws of the State of South Carolina. Therefore, we believe that the Proposal may be omitted from CNB's 2011 proxy materials pursuant to Rule 14a-8(i)(l), and respectfully request that the Staff not recommend enforcement action against CNB if CNB omits the Proposal in its entirety from the 2011 proxy materials.

In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other bases set forth herein, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request, and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponent's receipt of the Staff's response.

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff consistently has taken the position that a company may omit a proposal under Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." Staff Legal Bulletin No. 14B, Section B.4 (September 15, 2004).

The Proposal is inherently vague and indefinite in at least two respects. First, the Proposal calls for an amendment to the bylaws "to change the percentage vote required to accept an offer of stock or asset buy-out by another bank, or investor...." As noted, the voting requirement is in the articles of incorporation, not the bylaws. Even if the bylaws were changed to add a provision to the effect that a supermajority vote would not be required to "accept an offer of stock or asset buy-out by another bank, or investor" as the Proposal contemplates, under the South Carolina Business Corporation Act, the shareholder vote requirements of the articles of incorporation would have precedence and render the conflicting new bylaw provision meaningless. Moreover, changing the Proposal to a proposal to amend the articles would be contrary to South Carolina Law as stated above. It does not appear that the Proposal could be reformed except by making it a precatory proposal, which the Proponent has failed to do even after notice of the Proposal's defects.

Second, the vague and indefinite nature of the Proposal is further exacerbated by the fact that CNB's articles of incorporation do not contain language that parallels, or even remotely resembles, the language of the Proposal, so it is unclear what change the Proponent is requesting. Although the provisions of Article IX of the articles of incorporation include supermajority requirements in connection with certain types of business combinations, there is no mention of accepting "an offer of stock or asset buy-out by another bank, or investor" in that article.

Because the Proposal is so vague and indefinite, it would not be possible to determine with any reasonable certainty exactly what actions or measures it requires. Accordingly, we believe it is appropriate to exclude the Proposal under Rule 14a-8(i)(3).

The Staff has also taken the position that a company may omit under Rule 14a-8(i)(3) statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." Staff Legal Bulletin No. 14B. Section B.4.

The last sentence of the Proposal asserts that the existence of the super majority voting provision in the articles of incorporation "represents a breach of fiduciary duty of board members to stockholders." That statement is false and misleading inasmuch as the articles of incorporation have previously been approved by the shareholders in connection with the acquisition by CNB of all of the stock of The Conway National Bank. The statement also impugns the integrity of the board of directors by making a baseless charge of improper conduct. Therefore, we believe that sentence, if included in a proxy statement, would violate Rule 14a-9, and may be omitted from CNB's proxy materials pursuant to Rule 14a-8(i)(3).

Conclusion

For the foregoing reasons, we respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from CNB's 2011 proxy materials pursuant to Rules 14a-8(f), 14a-8(i)(1), and 14a-8(i)(3).

If you have any questions or need further information, please telephone me at (803) 540-7819 or email me at sclawson@hsblawfirm.com. Thank you for your help.

Very truly yours,



Suzanne Hulst Clawson

Enclosures
cc: Mr. H. Buck Cutts

EXHIBIT 1

December 8, 2010

Jennings Duncan, Pres.
CNB Corporation
Conway, SC

Re: Issues for annual meeting

Dear Jennings,

Recently, I attempted to sell some CNB stock for the purpose of paying down my debt to the bank. I knew the spring "appraisal" value for the stock had dropped to $79.50, but was not aware of the new" appraised" value of $61.00. This is , obviously, a decrease in valuation of over 23%. The September quarterly report was received last week and showed not only a net loss, year to year, but a book value reduction of more than 2%. I can not find a buyer, and I refuse to believe $61 is a fair price.

I am well aware of the economic pressures on our bank and the economy in general. What I, and other stockholders need to know, is what is the plan to get the bank profitable, and how does the Board intend to protect stock value. If this reduction of 23% in the six month period is not accurate, why does the Board (and Trustees) accept it? I can not sell at that low appraised price, and do not want to sell at such a price. If this valuation is accurate and is accepted, what management changes are proposed to get the bank back on track?

When I was asked to leave the Board in June of 2006, the Board agreed to study the pros and cons of having the stock traded over the counter. What were the results of that study? What financial experts were consulted?

What is management's forecast over the next three or five year period? With the drastic reduction in stock value over the past three years, I believe the stockholders would be interested to hear this addressed at the next annual meeting.

Pursuant to the instructions contained in the last Notice of Annual Meeting, I respectfully request that a proposal to change the corporate by-laws be submitted to the shareholders at the 2011 annual meeting to change the percentage vote required to accept an offer of stock or asset buy-out by another bank, or invester, to a simple majority vote, rather than the super majority requirement of 80% of stockholders. This change would reflect good corporate governance, in that minority shareholders would have corporate buy-out as an option. The super majority requirement makes such an option virtually impossible, and represents a patently oppressive rule of government. Such a rule also represents a breach of fiduciary duty of board members to stockholders.

Please call me ,at your convenience, if you would like to share some information on these issues.

Sincerely,



H. Buck Cutts


CNB
The
Conway
National
Bank
CORPORATION

December 22. 2010

Mr. H. Buck Cutts

FISMA & OMB Memorandum M-07-16

Re: Your letter of December 8, 2010

Dear Buck:

Your letter of December 8, 2010, which you hand-delivered on December 9. 2010 to Jennings Duncan, contains a number of suggestions for topics you would like management to address at the Company's 2011 Annual Meeting of Shareholders. Jennings shared the letter with the Governance Committee, and the full Board discussed your concerns on December 14. 2010. Although we have not yet determined the matters management will discuss at the annual meeting, we will take your suggestions and concerns into consideration as we plan the meeting.

Additionally, it appears that you may have intended the next to the last paragraph of your letter to constitute a shareholder proposal under Rule 14a-8 of the Securities and Exchange Commission, although it is not entirely clear that this was your intention. If this paragraph was intended to be a Rule 14a-8 shareholder proposal, our counsel has advised us that it is defective in a number of respects, which we address in a separate letter delivered simultaneously with this letter. Please note that, as outlined in the separate letter, there are a number of actions you must take within a short period of time if you wish for your proposal to be included in our 2011 proxy materials pursuant to Rule 14a-8.

Sincerely,

Harold G. Cushman, Jr.
Chairman of the Board


CNB
The
Conway
National
Bank
CORPORATION

December 22, 2010

Mr. H. Buck Cutts

FISMA & OMB Memorandum M-07-16

Re: Your letter of December 8, 2010

Dear Buck:

It appears that you may have intended the next to the last paragraph of your letter of December 8, 2010, which you hand-delivered to Jennings Duncan on December 9, 2010, to constitute a shareholder proposal under Rule 14a-8 of the Securities and Exchange Commission, although it is not entirely clear that this was your intention. That paragraph reads as follows:

> Pursuant to the instructions contained in the last Notice of Annual Meeting, I respectfully request that a proposal to change the corporate by-laws be submitted to the shareholders at the 2011 annual meeting to change the percentage vote required to accept an offer of stock or asset buy-out by another bank, or investor to a simple majority vote. rather than the super majority requirement of 80% of stockholders. This change would reflect good corporate governance, in that minority shareholders would have corporate buy-out as an option. The super majority requirement makes such an option virtually impossible, and represents a patently oppressive rule of government. Such a rule also represents a breach of fiduciary duty of board members to stockholders.

Although your letter refers to a change to the Corporation's *bylaws*, we assume that you intended to refer to the articles of incorporation because the bylaws do not contain a provision relating to the percentage vote required to accept an offer of stock or asset buy-out by another bank, or investor.

It is not clear whether you intend to make the foregoing proposal at the Annual Meeting, or whether you are asking management to make such a proposal. We have been advised by our counsel that, under South Carolina corporations law, a shareholder vote to amend the articles of incorporation of a public corporation may only be proposed to the shareholders by the board of directors. A shareholder may not make such a proposal directly to the shareholders. Accordingly, if it is your desire that your wish to have the articles of incorporation amended be submitted to the board of directors, please let me know and I will ask the board of directors to consider it and your letter will not be treated as a shareholder proposal under Rule 14a-8.

Columbia: 1447993 v.2

On the other hand, if it is your desire to have shareholders vote at the 2011 Annual Meeting on a proposal to request that the board of directors take appropriate steps to initiate an amendment to the articles of incorporation, and to have your letter treated as a shareholder proposal under Rule 14a-8. our counsel has advised us that your proposal is procedurally and substantively deficient under the Rule 14a-8, as set forth below. Please note that, as discussed below, you must take certain actions to remedy these deficiencies or we will not be required to include your proposal in our proxy materials.

Procedural Deficiency

Although we have confirmed from our transfer records that, as required by Rule 14a-8(b)(1), you have continuously held at least $2,000 in market value of the Company's shares entitled to be voted on the proposal at the Annual Meeting for at least one year prior to the date you submitted your proposal, you have not provided the written statement required by Rule 14a-8(b)(2) that you intend to hold your shares through the date of the 2011 Annual Meeting. Please provide this written statement.

In order for your proposal not to be excluded from our proxy statement for the 2011 Annual Meeting due to this procedural deficiency, you must provide an appropriate response to this letter remedying the deficiency in accordance with Rule 14a-8. Your response must be postmarked, or transmitted to us electronically, no later than 14 days from the date you receive this letter.

Substantive Deficiencies

As noted above, your letter refers to a proposal to change the corporate *by-laws* "to change the percentage vote required to accept an offer of stock or asset buy-out by another bank, or investor, to a simple majority vote, rather than the super majority requirement of 80% of stockholders." The Company's by-laws do not contain such a provision. We assume that you intended to propose a change to Article IX of the Company's articles of incorporation.

1. *The proposal is improper under state law.*

As noted above, counsel has advised us that South Carolina corporations law does not permit a shareholder of a public corporation to propose to the other shareholders a vote to amend a public company's articles of incorporation. Such a proposal may only be made by the board of directors. Accordingly, to the extent you intend to make a proposal that shareholders vote to amend the Company's articles of incorporation, our counsel advises us that your proposal is improper under state law, and would not effectively amend the articles of incorporation if it were approved by shareholders. We believe the proposal would, therefore, violate Rule 14a-8(i)(1).

2. *The proposal violates the proxy rules.*

The articles of incorporation do not contain language that parallels the language of your proposal, so it is unclear what change you are requesting. We assume that you are referring to the provisions of Article IX because it relates to certain types of business combinations. However, we believe your proposal is so inherently vague and indefinite that neither stockholders voting on the proposal.

nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

The last sentence of your paragraph asserts that the existence of the super majority voting provision in the articles of incorporation "represents a breach of fiduciary duty of board members to stockholders." That statement is false and misleading inasmuch as the articles of incorporation have previously been approved by the shareholders in connection with the acquisition of the Bank by the Company. The statement also impugns the integrity of the board of directors by making a baseless charge of improper conduct. Therefore, we believe that sentence, if included in a proxy statement, would violate Rule 14a-9.

Accordingly, we believe your proposal as written would violate Rule 14a-8(i)(3).

Request for no action letter from the Securities and Exchange Commission

Unless you revise your proposal (i) to be cast as a recommendation or request that the board of directors take appropriate action to propose and submit to the shareholders for approval an amendment to the articles of incorporation, (ii) you appropriately revise your proposal to state the precise language of the articles of incorporation as to which you propose a change, (iii) you state the precise change to the articles of incorporation you are requesting, and (iv) you delete the last sentence of your proposal, we intend to request a no action letter from the Securities and Exchange Commission staff allowing us to exclude your proposal from our proxy materials for the 2011 Annual Meeting. Please provide us with this revision within 14 days of your receipt of this letter.

Enclosed for your convenience are copies of Rule 14a-8 and 14a-9.

Sincerely,



Harold G. Cushman, Jr.
Chairman of the Board

Enclosures

Reg. § 240.14a-8. (Rule 14a-8) Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election:

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106; Release No. 34-55146 (¶ 87,745), effective March 30, 2007, 72 F.R. 4147; Release No. 34-56914 (¶ 88,023), effective January 10, 2008, 72 F.R. 70450; Release No. 33-8876 (¶ 88,029), effective February 4, 2008, 73 F.R. 934; Release No. 33-9136 (¶ 89,091), effective November 15, 2010, 75 F.R. 56668.]